21 March 2002
Ref No: 17/02

BHP BILLITON ACQUIRES INTERESTS IN 27 BLOCKS
IN CENTRAL GULF OF MEXICO LEASE SALE 182

BHP Billiton today announced it was the high bidder for 27 blocks in the Outer Continental Shelf, Central Gulf of Mexico Lease Sale 182. The sale was conducted in New Orleans on 20 March by the Minerals
Management Service (MMS), a bureau of the U.S. Department of the Interior.

BHP Billiton's winning bids, including both the net amount in partnership arrangements and as a 100 per cent interest-holder, are valued at approximately US$15.2 million, or nearly
US$562,000 per block.

Completion of the sale is expected within the next few months, pending bid review and approval by the MMS. A majority of the blocks (24 out of 27) successfully bid on are eligible for deepwater royalty relief on oil and natural gas production as outlined by the MMS.

President BHP Billiton Deepwater Exploration Steve Bell said:
"Purchasing these blocks is an integral part of our focused deepwater exploration strategy in the Gulf of Mexico."

"Several blocks we've acquired provide near-field prospects in the Green Canyon play fairway, where we have established infrastructure at our Typhoon production facility. Other leases will help replenish our exploration portfolio with opportunities in the Central Gulf region, which is an area that we have extensive experience and proprietary knowledge."

BHP Billiton is one of the most active explorers/producers in the deepwater Central Gulf of Mexico. With interests in more than 250 blocks, the Group ranks in the top 10 leaseholders.

In the north-central Green Canyon area, BHP Billiton was a successful bidder on GC 195 with a 100 per cent working interest. In a joint bid with ChevronTexaco (20 per cent) and Noble Affiliates' Samedan Oil Corp (25 per cent), BHP Billiton will acquire a 55 per cent interest in GC 238.

Both blocks are located in water depths approaching 700 meters, and are strategically situated near BHP Billiton's Typhoon field mini-Tension
Leg Platform. An additional 100 per cent working interest was successfully bid on GC 544, located in 1,200 meters of water.

BHP Billiton also was the successful high bidder on three 100 per cent working interest blocks in the western Atwater Foldbelt trend. GC 915 is located in 2,200 meters of water, six miles south of the Group's recently sanctioned Mad Dog field. Atwater Valley Blocks 354 and 355 are located in 1,100 meters of water, 15 miles north of the Neptune field discovery.

In partnership with Nexen Inc., BHP Billiton will purchase 19 blocks
(14 in the Green Canyon play fairway) located in water depths ranging from 100 to 1,650 meters. Working interests in 12 of the 14 Green Canyon blocks will be 50-50, while the remaining two blocks were bid with BHP Billiton holding a 60 per cent interest and Nexen holding 40 per cent.

Additionally, BHP Billiton and Nexen were successful high bidders on five blocks in the northern Atwater Valley and southern Mississippi Canyon areas, with BHP Billiton holding a 75 per cent working interest and Nexen having a 25 per cent working interest. These blocks are located in water depths ranging from 1,340 to 1,800 meters.

With Kerr-McGee Oil & Gas Corp. and Ocean Energy, BHP Billiton was high bidder on two blocks in the eastern Atwater Foldbelt - Atwater Valley blocks 119 and 163. The blocks are located in 2,200 meters of water, and BHB Billiton holds a 33.33 per cent interest in both.



Further information can be found on our Internet site:
http://www.bhpbilliton.com

Australia
Dr Robert Porter, Investor Relations
Tel:    +61 3 9609 3540
Mobile: +61 419 587 456
mailto:Robert.Porter@bhpbilliton.com

Mandy Frostick, Media Relations
Tel:    +61 3 9609 4157
Mobile: +61 419 546 245
mailto:Mandy.J.Frostick@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel:    +1 713 961 8625
Mobile: +1 713 480 3699
mailto:Francis.R.McAllister@bhpbilliton.com

South Africa/United Kingdom
Michael Campbell, Investor & Media Relations
Tel:    +27 11 376 3360
Mobile: +27 82 458 2587
mailto:Michael.J.Campbell@bhpbilliton.com

Ariane Gentil, Manager Communications
Tel:    +44 20 7747 3977
Mobile: +44 7881 518 715
mailto:Ariane.Gentil@bhpbilliton.com



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